Exhibit 21.1

List of Subsidiaries of Sanchez Midstream Partners LP

Name	Jurisdiction of Organization
SEP Holdings IV, LLC	Delaware
Catarina Midstream, LLC	Delaware
SECO Pipeline, LLC	Delaware

*The names of certain indirectly owned subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary pursuant to Rule 1-02(W) of Regulation S-X.